UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Preemadonna Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    March 12, 2013

Physical address of issuer
1250 Borregas Ave, #75, Sunnyvale, CA 94089

Website of issuer
www.preemadonna.com

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,189,302.37	$335,567.10
Cash & Cash Equivalents	$1,189,302.37	$335,567.10
Accounts Receivable	$0.00	$0.00
Short-term Debt	$27,661.84	$0.00
Long-term Debt	$25,000.00	$65,000.00
Revenues/Sales	$0.00	$30,252.71
Cost of Goods Sold	$373.97	$761.93
Taxes Paid	$425.00	$1,543.26
Net Income	-$657,573.22	-$450,796.03

FORM C-AR

Preemadonna Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "*Form C-AR*") is being furnished by Preemadonna Inc., a Delaware corporation (the "*Company*," as well as references to "*we*", "*us*", or "*our*") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("*SEC*").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.preemadonna.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2019.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure
This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to

historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR
You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Preemadonna Inc. (the "***Company***" or "***Preemadonna***") is a Delaware corporation, formed on March 12, 2013.

The Company is located at 1250 Borregas Ave, #75 Sunnyvale, CA 94089. The Company also has an additional address at 665 Roble Ave, Menlo Park, CA 94025.

The Company's website is www.preemadonna.com.

The information available on or through our website is not a part of this Form C-AR.

The Business
The Company designs, manufactures, and markets consumer electronics for on demand printing applications, and sells a variety of related software, services, accessories, physical consumables and third-party digital content and applications. The Company also sells and delivers digital content and applications.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

Product liability claims could adversely impact our business and reputation.
Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in industries such as beauty, toy, arts and crafts, and education, where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject

to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Herpreet Walia who serves as Chief Executive Officer & President and a member of the Board of Directors of the Company as well. Additionally, the Company depends on Jesse Draper who serves on the Board of Directors of the Company. The Company has or intends to enter into employment agreements with Jesse Draper and Herpreet Walia although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Jesse Draper and Herpreet Walia or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

As an original equipment manufacturing partner of several inkjet printing companies and a future distributor of nail care consumables, our business depends on developing and maintaining close and productive relationships with our vendors.
We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.
Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

We plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be acheived and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities,

new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised, and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, ensuring compliance with increasingly thorough and time-consuming privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Jesse Draper and Herpreet Walia in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Jesse Draper and Herpreet Walia die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.

The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of chemicals, raw materials, other commodities, and fuel prices. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of chemicals and raw materials as well as nail care consumables including portable glass jars and plastic packaging materials provided by third-party suppliers. We buy from a variety of manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

The consolidation of retail customers could adversely affect us.
Retail customers, such as mass retailers, drugstores, beauty specialty retailers and salons in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, quality and safety or other cosmetic regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.
Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.

Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.

We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

The potential impact of failing to deliver products on time could increase the cost of our products.

In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

Many of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.

Many of our customers do not commit to firm production schedules and we continue to experience reduced lead-times in customer orders. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

Net neutrality could have an adverse impact on our business and results of operations.
On February 26, 2015, the United States FCC ruled in favor of net neutrality by reclassifying Internet broadband access as a telecommunications service and thus applying Title II (common carrier) of the Communications Act of 1934 to Internet service providers. This new classification could cause a reduction in our websites accessibility or the need for the Company to pay Internet service providers premium fees to ensure quick and efficient access to the Company's website. Therefor the FCC ruling and its consequences could adversely affect our business and results of operations.

We rely on other companies to provide major components for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide major components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component.

New technologies may make our products and services obsolete or unneeded.
New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.
Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of

programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.
The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.
We create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute filmed entertainment, news articles, written content, digital art, digital music and other content that meet the changing preferences of the broad domestic and international consumer market. We have invested, and will continue to invest, substantial amounts in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance.

We also obtain a significant portion of our content from third parties, such as movie studios, television production companies, sports organizations, freelance writers, freelance artists, photographers and other suppliers. Competition for popular content is intense, and we may have to increase the price we are willing to pay or be outbid by our competitors for popular content. Entering into or renewing contracts for such programming rights or acquiring additional rights may result in significantly increased costs. There can be no assurance that revenue from these contracts will exceed our cost for the rights, as well as the other costs of producing and distributing the content. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain or retain rights to popular content on acceptable terms, or at all, our businesses may be adversely affected.

Our business could be adversely affected if there is a decline in advertising spending.
A decline in the economic prospects of advertisers or the economy in general could cause current or prospective advertisers to spend less on advertising or spend their advertising dollars in other media. Advertising expenditures also could be negatively affected by (i) increasing audience fragmentation caused by increased availability of alternative forms of leisure and entertainment activities; (ii) pressure from public interest groups to reduce or eliminate advertising of certain products; (iii) new laws and regulations that prohibit or restrict certain types of advertisements; and (iv) natural disasters, extreme weather, acts of terrorism, political uncertainty or hostilities, because there may be uninterrupted news coverage of such events that disrupts regular ad placement. In addition, advertisers' willingness to purchase advertising time from the Company may be adversely affected by a decline in users ratings for our content.

We derive substantial revenues from the sale of advertising, and a decrease in overall advertising expenditures could lead to a reduction in the amount of advertising that companies are willing to purchase and the price at which they purchase it.

Expenditures by advertisers tend to be cyclical and have become less predictable in recent years, reflecting domestic and global economic conditions. If the economic prospects of advertisers or current economic conditions worsen, such conditions could alter current or prospective advertisers' spending priorities. In particular, advertisers in certain industries that are more susceptible to weakness in domestic and global economic conditions, such as beauty, fashion and retail and food, account for a significant portion of our advertising revenues, and weakness in these industries could have a disproportionate negative impact on our advertising revenues. Declines in consumer spending on advertisers' products due to weak economic conditions could also indirectly negatively impact our advertising revenues, as advertisers may not perceive as much value from advertising if consumers are purchasing fewer of their products or services. As a result, our advertising revenues are less predictable.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims made against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.
We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.
In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, such as HP Inc., to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely

manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require

greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.
Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

BUSINESS

Description of the Business
The Company designs, manufactures, and markets consumer electronics for on demand printing applications, and sells a variety of related software, services, accessories, physical consumables and third-party digital content and applications. The Company also sells and delivers digital content and applications.

Business Plan
The Company is committed to bringing the best user experience to its customers through its innovative hardware, software and services. The Company's business strategy leverages its unique ability to design and develop its own source code, hardware, application software and services to provide its customers products and solutions with innovative design, superior ease-of-use and seamless integration. As part of its strategy, the Company continues to expand its platform for the discovery and delivery of third-party digital content and applications. We allow customers to discover and download our mobile applications through a variety of personal electronic devices, including Apple and Android. The Company also supports a community for the development of third-party software and hardware products and digital content that complement the Company's offerings.

The Company is being backed by Halogen Ventures, a venture capital firm which focuses on tech companies built by women. Halogen Ventures was founded by Jesse Draper, daughter of DFJ and Draper Associates founder Tim Draper.[1]

History of the Business
The Company's Products Services

Product	Description	Current Market
Nailbot	Nailbot is a product category of nail printing devices that automate the nail decoration process. These printing devices are controlled by a user's smartphone and are sold in a nail care kit. The Nailbot is powered by Preemadonna's art marketplace platform where users can create, share and modify art designs.	Initial primary customers of the Nailbot are young women ("Preemadonnas") that use nail art. On the platform side, users may be art creators or brands seeking to reach the Nailbot user base.

We are constantly creating and developing new generations of our products which appeal to our customers. We currently offer an early generation Nailbot and are hoping to introduce new generations of the Nailbot and other lifestyle consumer printing applications with alternate features which appeal to new segments of the market in the coming years.

We will be initially offering our nail printing products (Nailbot) initially via our online website, Amazon and eventually through third party distributors, mass merchandisers, beauty retailers, QVC, drug stores, department stores, salons, e-commerce and high-frequency stores.

Competition
The Company's immediate competitors include other nail robotics, nail printing or nail sticker companies including 02Nails, Fingernails2Go, Coral Labs Inc, Nailomatic Ltd, ArtPro Nails, Minx Nails, NCLA and MeticX Technologies.Other competitors include major beauty conglomerates and mobile beauty technology companies including: MetaVerse Makeovers, Perfect Corporation, Wannaby (Wanna Nails), Coty, and L'Oréal.

The markets for the Company's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of mobile communication and media devices, personal computers and other digital electronic devices. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support and corporate reputation.

Supply Chain and Customer Base
Although most components essential to the Company's business are generally available from multiple sources, a number of components are currently obtained from single or limited sources. In addition, the Company competes for various components with other participants in the markets for inkjet printing, mobile communication and media devices and personal computers. Therefore, many components used by the Company, including those that are available from multiple sources, are at times subject to industry-wide

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[1] https://www.cnbc.com/2018/01/05/top-vc-deals-google-chushou-apple-buddybuild-aimotive-coinify.html

shortage and significant pricing fluctuations that could materially adversely affect the Company's financial condition and operating results.

The Company is dependent on the following suppliers:

Supplier or Description	Service, input or raw material provided	Percent of such service, input or raw material from such supplier
Consumer Printing Manufacturers	Inkjet Cartridge and/or corresponding electronic components	50.0%
Ink Filling specialists	Non-toxic ink for printing applications	100.0%
Nail Polish Manufacturers	Nail Care Consumables that work with printing system	50.0%

Our current customers are individual consumers of our hardware products and our digital nail art content as well as advertisers and brands eager to connect with such consumers.

Intellectual Property

Patents
On August 25, 2014, the Company applied for a patent in the United States for a "Nail Decorating Apparatus". On June 27, 2017 the Company was granted this patent with registration number 2016-0345708A1. The patent has the following abstract: Decorating a human nail including: (i) using a positioning aid to place a user's finger beneath a camera; (ii) capturing an image of the user's fingernail; (iii) based on the captured image, determining at least one measurement of the fingernail or finger; (iv) calculating a print area based on the at least one measurement; (v) communicating the print area to the ink jet printer assembly; (vi) placing the user's finger in contact with a touchscreen of the portable electronic device; (vii) detecting that the user's finger is within the print area; and (viii) applying a nail-coating material to the print area.

On May 19, 2017, the Company applied for a patent in the United States for a "Systems, Methods, and Apparatuses for Decorating Nails". This patent application, application number 15/599,503, has the following description: The innovation includes a system that can paint a user's nail. The system can utilize a user's smartphone and use the touch screen and camera to detect the position of the user's nail. The system can further move an applicator to an appropriate position or instruct the user to move their finger relative to the applicator to paint the nail. The innovation further includes methods for decorating a human nail. Embodiments include for example (i) using a positioning aid to place a user's finger beneath a camera; (ii) capturing an image of the user's fingernail; (iii) based on the captured image, determining at least one measurement of the fingernail or finger; (iv) calculating a print area based on the at least one measurement; (v) communicating the print area to the ink jet printer assembly; (vi) placing the user's finger in contact with a touchscreen of the portable electronic device; (vii) detecting that the user's finger is within the print area; and (viii) applying a nail-coating material to the print area. This patent application is still pending.

On January 22, 2017, the Company applied for a patent in the United States for an "Apparatus for Applying Coating to Nails". This patent application, application number 2017-0215550AI, has the following description: The innovation includes a system that can paint a user's nail. The system can utilize a user's smartphone and use the touch screen and camera to detect the position of the user's nail. The system can further move an applicator to an appropriate position or instruct the user to move their finger relative to the applicator to paint the nail. The innovation further includes methods for decorating a human nail.

Embodiments include for example (i) using a positioning aid to place a user's finger beneath a camera; (ii) capturing an image of the user's fingernail; (iii) based on the captured image, determining at least one measurement of the fingernail or finger; (iv) calculating a print area based on the at least one measurement; (v) communicating the print area to the ink jet printer assembly; (vi) placing the user's finger in contact with a touchscreen of the portable electronic device; (vii) detecting that the user's finger is within the print area; and (viii) applying a nail-coating material to the print area. This patent application is still pending.

On January 18, 2017, the Company applied for a patent in Canada for an "Apparatus for Applying Coating to Nails". This patent application, application number 2,955,640, has the following description: The innovation includes a system that can paint a user's nail. The system can utilize a user's smartphone and use the touch screen and camera to detect the position of the user's nail. The system can further move an applicator to an appropriate position or instruct the user to move their finger relative to the applicator to paint the nail. The innovation further includes methods for decorating a human nail. Embodiments include for example (i) using a positioning aid to place a user's finger beneath a camera; (ii) capturing an image of the user's fingernail; (iii) based on the captured image, determining at least one measurement of the fingernail or finger; (iv) calculating a print area based on the at least one measurement; (v) communicating the print area to the ink jet printer assembly; (vi) placing the user's finger in contact with a touchscreen of the portable electronic device; (vii) detecting that the user's finger is within the print area; and (viii) applying a nail-coating material to the print area. This patent application is still pending and has been published on February 7, 2017.

On January 23, 2017, the Company applied for a patent in Japan for an "Apparatus for Applying Coating to Nails". This patent application, application number 2017-521225, has the following description: The innovation includes a system that can paint a user's nail. The system can utilize a user's smartphone and use the touch screen and camera to detect the position of the user's nail. The system can further move an applicator to an appropriate position or instruct the user to move their finger relative to the applicator to paint the nail. The innovation further includes methods for decorating a human nail. Embodiments include for example (i) using a positioning aid to place a user's finger beneath a camera; (ii) capturing an image of the user's fingernail; (iii) based on the captured image, determining at least one measurement of the fingernail or finger; (iv) calculating a print area based on the at least one measurement; (v) communicating the print area to the ink jet printer assembly; (vi) placing the user's finger in contact with a touchscreen of the portable electronic device; (vii) detecting that the user's finger is within the print area; and (viii) applying a nail-coating material to the print area. This patent application is still pending and has been published on August 3, 2017.

On February 22, 2017, the Company applied for a patent with the European Patent Office for an "Apparatus for Applying Coating to Nails". This patent application, application number 3179880, has the following description: The innovation includes a system that can paint a user's nail. The system can utilize a user's smartphone and use the touch screen and camera to detect the position of the user's nail. The system can further move an applicator to an appropriate position or instruct the user to move their finger relative to the applicator to paint the nail. The innovation further includes methods for decorating a human nail. Embodiments include for example (i) using a positioning aid to place a user's finger beneath a camera; (ii) capturing an image of the user's fingernail; (iii) based on the captured image, determining at least one measurement of the fingernail or finger; (iv) calculating a print area based on the at least one measurement; (v) communicating the print area to the ink jet printer assembly; (vi) placing the user's finger in contact with a touchscreen of the portable electronic device; (vii) detecting that the user's finger is within the print area; and (viii) applying a nail-coating material to the print area. This patent application is still pending and has been published on June 21, 2017.

On March 23, 2017, the Company applied for a patent in China for an "Apparatus for Applying Coating to Nails". This patent application, application number CN106998870A, has the following description: The innovation includes a system that can paint a user's nail. The system can utilize a user's smartphone and use the touch screen and camera to detect the position of the user's nail. The system can further move an applicator to an appropriate position or instruct the user to move their finger relative to the applicator to paint the nail. The innovation further includes methods for decorating a human nail. Embodiments include for example (i) using a positioning aid to place a user's finger beneath a camera; (ii) capturing an image of the user's fingernail; (iii) based on the captured image, determining at least one measurement of the fingernail or finger; (iv) calculating a print area based on the at least one measurement; (v) communicating the print area to the ink jet printer assembly; (vi) placing the user's finger in contact with a touchscreen of the portable electronic device; (vii) detecting that the user's finger is within the print area; and (viii) applying a nail-coating material to the print area. This patent application is still pending and has been published on August 1, 2017.

On April 21, 2017, the Company applied for a patent in Great Britain for an "Apparatus for Applying Coating to Nails". This patent application, application number 2546672, has been granted and issued on December 4, 2018, and has the following description: The innovation includes a system that can paint a user's nail. The system can utilize a user's smartphone and use the touch screen and camera to detect the position of the user's nail. The system can further move an applicator to an appropriate position or instruct the user to move their finger relative to the applicator to paint the nail. The innovation further includes methods for decorating a human nail. Embodiments include for example (i) using a positioning aid to place a user's finger beneath a camera; (ii) capturing an image of the user's fingernail; (iii) based on the captured image, determining at least one measurement of the fingernail or finger; (iv) calculating a print area based on the at least one measurement; (v) communicating the print area to the ink jet printer assembly; (vi) placing the user's finger in contact with a touchscreen of the portable electronic device; (vii) detecting that the user's finger is within the print area; and (viii) applying a nail-coating material to the print area.

On September 3, 2018, the Company applied for a patent in Great Britain for an "Apparatus for Applying Coating to Nails". This patent application, application number GB 1814292.7, has been granted and issued on March 27, 2019.

On December 22, 2017, the Company applied for an additional patent in China for an "Apparatus for Applying Coating to Nails". This patent application, application number 17113718.5, is pending and has been published on May 18, 2018 with publication number 1240044A.

On May 14, 2018, the Company applied for a patent in the United States for a "Systems and Apparatuses To Apply A Material To A Nail". This patent application, with the application number 15/978,238, is pending and was published on September 13, 2018.

On May 14, 2018, the Company applied for a patent in the United States for a "Systems and Methods To Initiate And Perform The Painting Of An Area Of Interest On A Finger". This patent application, with the application number 15/978,248, is pending and was published on September 13, 2018.

On October 3, 2018, the Company applied for a patent through the PCT for a "Systems and Methods of Adaptive Nail Printing And Collaborative Beauty Platform Hosting". This patent application, with the PCT application number PCT/US18/54217, is pending and was published on April 11, 2019 under publication number WO2019/070886A1.

Trademarks
On January 21, 2015, the Company applied for a trademark in the United States for the name "Preemadonna". This trademark application, application number 86509798, has the registration number 5607329, was published for opposition on June 23, 2015 and was registered on November 13, 2018.

On September 17, 2015, the Company applied for a trademark in the United States for the name "Preemadonna". This trademark application, application number 86760246, has the registration number 5486912, was published for opposition on February 16, 2016 and was registered on June 5, 2018.

On February 18, 2014, the Company applied for a trademark in the United States for the name "Preemadonna". This trademark application, application number 86197161, has the registration number 5486758, was published for opposition on March 3, 2015 and was registered on June 5, 2018.

On September 20, 2014, the Company applied for a trademark in the United States for the name "Nailbot". This trademark application, application number 86401000, has the registration number 86401000, was published for opposition on February 17, 2015 and was registered on December 18, 2018.

On September 18, 2015, the Company applied for a trademark in Taiwan for the name "Preemadonna". This trademark was registered on April 1, 2017, registration number 1831211, has the following classification: Class 009: Downloadable computer software for creating, printing and/or sharing designs; Ink-jet color printers; Protective covers and cases for cell phones, laptops and portable media players. This trademark is issued.

On September 18, 2015, the Company applied for a trademark in Taiwan for the name "Nailbot". This trademark was registered on April 1, 2017, registration number 1831212, and has the following classification: Class 009: Cases adapted for mobile phones; cases for mobile phones; Computer game software for use on mobile and cellular phones; Digital colour printers; Ink jet printers; Printers; Robots for personal, educational and hobby use and structural parts therefor; Three dimensional (3D) printers; Three-dimensional (3D) scanners. This trademark is issued.

On May 7, 2015, the Company applied for a trademark in China for the name "Nailbot." This trademark application, application number 1281808, has the following classification: Class 007: Three dimensional (3D) Printers; Class 009: Inkjet Printers; Class 028: Robots for personal, educational, and hobby use and structural parts therefor. This trademark application is still pending. On May 7, 2015, the Company applied for a trademark in Japan for the name "Nailbot." This trademark application, application number 1281808, has the following classification: Class 007: Three-dimensional 3d printers; Class 009: Cases adapted for mobile phones; cases for mobile phones; computer game software for use on mobile and cellular phones; digital colour printers; inkjet printers; printers; three dimensional (3D) scanners. Class 028: Robots for personal, educational, and hobby use and structural parts therefor. This trademark was registered on May 5, 2015 with registration number 1281808. This trademark is issued.

On September 17, 2015, the Company applied for a trademark in China for the name "Preemadonna." This trademark was registered on February 23, 2017, registration number 1272523, and has the following classification: Class 003: Nail care kits comprising nail primer, nail polish base coat, nail polish, nail paint, decorative nail ink, nail polish top coat, all for use with a mobile printing device; Class 009: Downloadable computer software for creating, printing and/or sharing designs; Ink-jet color printers; Protective covers and cases for cell phones, laptops and portable media players. This trademark is issued.

Governmental/Regulatory Approval and Compliance

The Company is subject to laws and regulations affecting its domestic and international operations in the areas of labor, advertising, digital content, consumer protection, billing, e-commerce, promotions, quality of services, telecommunications, mobile communications and media, television, intellectual property ownership and infringement, tax, import and export requirements, anti-corruption, foreign exchange controls and cash repatriation restrictions, data privacy requirements, anti-competition, environmental, health and safety. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Litigation

Over two years prior to the filing of the initial Form C, the Company received written communications from a French proprietor regarding a not yet issued US patent. Counsel to the Company responded to these communications and has not received any further communications. In 2018, Company received an email bankruptcy notice of the French proprietor from French agents offering the sale the French Proprietor's inventory given their liquidation. There was no further communication on this matter.

Other

The Company's principal address is 1250 Borregas Ave, #75 Sunnyvale, CA 94089.

The Company has the following additional addresses: 665 Roble Ave, Unit E, Menlo Park, CA 94025.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Herpreet Walia

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, President & Director, March 2013 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Herpreet Walia has been Chief Executive Officer and President of Preemadonna Inc. since March 2013. Her responsibilities include developing high quality business strategies and plans ensuring their alignment with short-term and long-term objectives. Herpreet oversees all operations and business activities to ensure they produce the desired results and are consistent with the overall strategy and mission. Herpreet leads all product development and is the lead inventor of Preemadonna's Nailbot printing systems.

Education
University of Chicago, MBA 2010 IIM - Ahmedabad, (International Exchange Program) 2010 Northwestern University, BA 2004

Name
Jesse Draper

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, December 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Venture Capitalist, Halogen Ventures, L.P., January 1, 2016 – present. Jesse Draper is a General Partner at Halogen Ventures, an early stage venture capital fund focused on female founded consumer technologies. Jesse Draper is also the creator and host of 2015 Emmy nominated series, "The Valley Girl Show". She has produced and distributed over 300 interviews with the greatest minds in business, entertainment and technology.

Education
UCLA, BA 2006

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Herpreet Walia

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, President, & Director, March 2013 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Herpreet Walia has been Chief Executive Officer and President of Preemadonna Inc. since March 2013. Her responsibilities include developing high quality business strategies and plans ensuring their alignment with short-term and long-term objectives. Herpreet oversees all operations and business activities to ensure they produce the desired results and are consistent with the overall strategy and mission. Herpreet leads all product development and is the lead inventor of Preemadonna's Nailbot printing systems.

Education
University of Chicago, MBA 2010 IIM - Ahmedabad, (International Exchange Program) 2010 Northwestern University, BA 2004

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 3 employees in California, USA.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company is authorized to issue 30,000,000 shares of common stock, par value $0.00001 per share (the "***Common Stock***"). Further, the Company has authorized 13,205,997 shares of preferred stock, par value $0.00001 per share (the "***Preferred Stock***") consisting of 1,914,719 shares of series seed preferred stock (the "***Series Seed Preferred Stock***"), 5,183,786 shares of series seed-2 preferred stock (the "***Series Seed-2 Preferred Stock***"), 5,112,473 shares of series seed-3 preferred stock (the "***Series Seed-3 Preferred Stock***"), and 995,019 shares of series seed-4 preferred stock(the "***Series Seed-4 Preferred Stock***"), pursuant to the Third Restated Certificate of Incorporation, filed on December 21, 2018 (the "***Third Restated COI***").

The following is summary of the rights of our Common Stock and Preferred Stock as provided in our Third Restated COI and Bylaws.

Common Stock

General
The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers privileges of the holders of the Preferred Stock as set forth in the Third Restated COI.

Voting
The holders of shares of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders.

Election of Directors

The holders of shares of Common Stock, exclusively and as a separate class, shall be entitled to elect 2 directors of the Company. Upon the election of 3 directors, any additional director will be elected by the affirmative vote of a majority of the Preferred Stock and Common Stock, voting together as a single class on an as-converted basis.

Preferred Stock

General

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to Preferred Stock.

Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales

Upon any voluntary or involuntary liquidation dissolution, or winding up of the Company or any deemed liquidation event (as set forth in the Third Restated COI), before any payment shall be made to the holders of Common Stock, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution, an amount per share equal to the greater of (a) the original issue price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to its conversion provisions immediately prior to such liquidation, dissolution, winding up, or deemed liquidation event (as set forth in the certificate of incorporation, as amended). If the funds and assets available for distribution are not sufficient to make such payments, the holders of shares of Preferred Stock will share ratably in such distribution. Any remaining funds and assets available distribution, after the payment of preferential amounts required to be paid to the holders of shares of Preferred Stock, will be distributed *pro rata* among the holders of shares of Common Stock.

Voting

Each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholder entitled to vote on such matter.

Election of Directors

The holders of the shares of Series Seed-2 Preferred Stock exclusively and as a separate class, are entitled to elect 1 director of the Company. Upon the election of 3 directors, any additional director will be elected by the affirmative vote of a majority of the Preferred Stock and Common Stock, voting together as a single class on an as-converted basis.

Preferred Stock Protective Provisions

When at least 2,297,485 shares of Preferred Stock remain outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, (i) alter the rights powers or privileges of the Preferred Stock set forth in the Third Restated COI, or Bylaws, as amended, in a way that adversely affects the Preferred Stock, (ii) authorize or create any new class or series of capital stock having rights, powers, or privileges set forth in the Third Restated COI that are senior to the Preferred Stock, (iii) redeem or repurchase any share of Common stock or Preferred Stock, (iv) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock, (v) liquidate, dissolve, or wind-up the business and affairs of the Company of effect any deemed liquidation event (as set forth in the Third Restated COI), unless the share received by the holders of each series of Preferred Stock in connection with such transaction is equal to at least three (3) times the original issue price (as determined in the Third Restated COI) of such series, without the written consent or affirmative vote of a majority of the outstanding shares of Preferred Stock, or (vi) consent, agree or commit to do any of the foregoing without the written consent or affirmative vote of the Preferred Stock requisite holders (as define in the Third Restated COI) separately as a single class.

Series Seed-2 Preferred Stock Protective Provisions

In addition, and exclusively, when at least 1,290,717 shares of Series Seed-2 Preferred Stock remain outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise (i) alter the rights, powers or privileges of the Preferred Stock set forth in the Third Restated COI, or Bylaws, as amended, in a way that adversely affects the Series Seed-2 Preferred Stock, (ii) increase or decrease the authorized number of shares of any class or series of capital stock, (iii) authorize or create any new class or series of capital stock having rights, powers, or privileges set for in the Third Restated COI, that are senior to or on a parity with Series Seed-2 Preferred Stock, (iv) redeem or repurchase any share of Common Stock or Preferred Stock (other than repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Company or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof), (v) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock, (vi) increase or decrease the number of directors of the Company, (vii) liquidate, dissolve, or wind-up the business and affairs of the Company or effect any deemed liquidation event (as set forth in the Third Restated COI), or (viii) consent, agree or commit to do any of the foregoing without the written consent or affirmative vote of the Series Seed-2 Preferred Stock requisite holders (as define in the Third Restated COI) separately as a single class.

Series Seed-3 and Series Seed-4 Preferred Stock Protective Provisions

Moreover, and exclusively, when at least 1,290,717 shares of Series Seed-3 Preferred Stock and Series Seed-4 Preferred Stock remain outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, (i) alter the rights, powers or privileges of the Series Seed-3 Preferred Stock or Series Seed-4 Preferred Stock set forth in the Third Restated COI, or Bylaws, as amended, in a way that adversely affects the Series Seed-3 Preferred Stock or Series Seed-4 Preferred Stock, (ii) increase or decrease the authorized number of shares of Series Seed-3 Preferred Stock or Series Seed-4 Preferred Stock, (iii) liquidate, dissolve, or wind-up the business and affairs of the Company or effect any deemed liquidation event (as set forth in the certificate of incorporation, as amended) prior to December 31, 2020, without the consent of affirmative vote of the holders of a majority of the outstanding shares of Series Seed-3 Preferred Stock and Series Seed-4 Preferred Stock, voting together as a single class on as-converted basis, which majority must include Version One Ventures III Limited Partnership, for so long as it holds at least 1,022,495, shares of Series Seed-3 Preferred Stock, separately as a single class.

No Restrictions on Transfer

The Series Seed-2 Preferred Stock, and any shares of Common Stock into which the Series Seed-2 Preferred Stock converts, shall be free of any restrictions on transfer beginning on a date no later than the earlier of (i) five years form the date the initial closing of the sale of shares of the Series Seed-2- Preferred Stock, (ii) the closing of an equity financing that gives the Corporation a valuation of at least $100 million, or (iii) s sale by a stockholder of shares of the Company's capital stock that give the Company a valuation of at least $100 million; *provided, however,* that there may be: (w) a per share price floor set by the Company, which price shall be no higher than the per share price of its last sale and issuance of shares of Preferred Stock in a bona fide financing, (x) restrictions imposed by applicable securities laws, (y) customary restrictions during a lock-up period after the effective date of a registration statement filed by the Company under the Securities Act of 1933, as amended and/or (z) any requirement that the transferee of the shares agree to be subject to a voting agreement then in effect with respect to the transferor.

Conversion

Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the original issues price (as defined in Third Restated COI) for such series of Preferred Stock by the conversion price (as defined in Third Restated COI) for such series of Preferred Stock in effect at the time of conversion.

The Company has issued the following outstanding Securities:

Common Stock

On March 28, 2013, pursuant to a Restricted Stock Purchase Agreement, the Company's founder, Herpreet Singh Walia, purchased 9,400,000 shares of the Company's Common Stock at a purchase price of $0.0001 per share for aggregate proceeds of $940.00.

On April 1, 2013, pursuant to a Stock Purchase Agreement, WS Investment Company, LLC purchased 100,000 shares of the Company's Common Stock at a purchase price of $0.0001 per share for aggregate proceeds of $100.00.

In January 2017, the Company was accepted into the Founders Factory accelerator and issued Common Stock to Founders Factory in exchange for $43,505.00 and the provision of strategic services by Founders Factory to the Company. Of this amount, $37,511.00 was received in 2016. Founders Factory received 621,500 shares of Common
Stock in the Company as part of the admission into the accelerator.

As of the date of this Form C-AR there are 10,121,500 shares of the Company's Common Stock issued and outstanding.

Options
On April 26, 2013, the Company filed with the Department of Corporations, State of California, the Notice of Issuance of Securities relating to the adoption of its 2013 Equity Incentive Plan and allocated 500,000 shares of Common Stock to be issued under said plan. On November 22, 2014, the Board resolved to increase its option pool under said plan to 1,172,840 shares of Common Stock. 1,121,418 options were issued under said plan to five recipients at an exercise price of $0.01 to $.001 per share, with various vesting schedules. Currently, 1,121,418 options have vested, of which 621,418 have been exercised. Currently, 500,000 options remain issued and outstanding. This options have not been exercised and will expire if not exercised before August 6, 2023. On December 15, 2017, the Board resolved to increase its option pool under said plan to a new total of 5,786,122 shares of Common Stock. Additionally, the Company has committed to grant stock options to 23 grantees in the aggregate amount of 1,753,342 shares of Common Stock.

Series Seed Preferred Stock
Pursuant to a Stock Purchase Agreement dated November 26, 2014, SOS Ventures LLC ("***SOSV***") purchased 1,055,556 shares of Series Seed Preferred Stock at a per share price of $0.947 and an aggregate purchase price of $100,000.00. The Stock Purchase Agreement provides for anti-dilution protection for the holder whereby the Company would issue additional shares of Series Seed Preferred Stock for no additional consideration in order to maintain investor's 9.0% post-issuance fully-diluted ownership in the Company. On March 23, 2016, SOS Ventures LLC assigned its rights and obligations under this Stock Purchase Agreement to a related entity, SOSVIII LP ("***SOSVIII***"). On December 18, 2017, upon a qualified equity financing and conversion of outstanding convertible securities into shares of Series Seed-2 Preferred Stock, SOSVIII was granted 859,163 shares of Series Seed Preferred Stock for no additional consideration. As of the date of this Form C-AR there are 1,914,719 shares of Series Seed Preferred Stock issued and outstanding.

Series Seed-2 Preferred Stock
The Company has issued convertible securities, which have since converted into shares of Series Seed-2 Preferred Stock.

The Company issued convertible promissory notes to investors in two rounds (collectively the "***Convertible Notes***"). The Company first issued convertible notes between June 4, 2013 and May 31, 2015, pursuant to a series of note purchase agreements. The Company raised a total of $105,000 from six investors in this round (the "***First Note Round***"). These notes accrued simple interest at rate of 6.0% per annum.

Additionally, the Company issued a series of convertible notes to twenty-four investors between December 20, 2014 and January 15, 2017, pursuant to a series of note purchase agreements dated December 20, 2014, for the aggregate purchase price of $400,000.00 (the "***Second Note Round***"). These convertible notes also accrued simple interest at a rate of 6.0% per annum.

Further, on January 15, 2017, the Company issued a single promissory note with interest subject to conversion to a single investor in the amount of $65,000.00, with simple interest at a rate of 6.0% per annum (the "***Jan. 15 2017 Note***"). Pursuant to the Jan. 15, 2017 Note, the principal amount was due and payable on August 2, 2017, and the interest was convertible into shares of Series Seed-2 Preferred Stock. The principal was repaid in full in January 2018.

The Company also issued a SAFE (Simple Agreement for Future Equity) to a single investor in the amount of $25,000.00 on June 6, 2017 (the "***SAFE***"). This SAFE did not accrue interest.

Pursuant to a Series Seed-2 Stock Investment Agreement dated December 18, 2017, all outstanding convertible securities (including convertible notes and the SAFE dated June 6, 2017) have converted into shares of Series Seed-2 Preferred Stock. The Convertible Notes, including principal and accrued interest of the First Note Round and the Second Note Round totaling $567,873.66 converted at a discount rate of 80%, or $0.191256 per share, and into 2,969,062 shares of Series Seed-2 Preferred Stock. Additionally, the $3,579.45 in interest due on the Jan. 15 2017 Note converted into 18,715 shares of Series Seed-2 Preferred Stock and the principal was repaid in full. The SAFE converted into shares of Series Seed-2 Preferred Stock at a price per share of $0.23907, resulting in the issuance of 104,571 shares of Series Seed-2 Stock to the SAFE holder.

Pursuant to the Series Seed-2 Stock Investment Agreement, an additional six investors purchased 2,091,438 shares of Series Seed-2 Preferred Stock a price per share of $0.23907 for the aggregate proceeds of $500,000.11.

As of the date of this Form C-AR, there are 5,183,786 shares of Series Seed-2 Preferred Stock issued and outstanding.

Crowd SAFE
On April 6, 2018, the Company closed its Regulation Crowdfunding Offering through the intermediary OpenDeal Inc. dba "Republic." In this offering of securities pursuant to Regulation Crowdfunding, Section 4(a)(6) of the Securities Act of 1933, as amended, the Company issued Crowd SAFE (Simple Agreement for Future Equity) Units for $1.00 per Unit. The Company raised an aggregate of $40,196.16 from 170 investors in this offering. The intermediary received a number of Crowd SAFE Units of the issuer that is equal to 2.0% (two percent) of the total number of Crowd SAFE (Simple Agreement for Future Equity) Units sold by the issuer in the offering. The proceeds of this offering were allocated for general working capital and intermediary fees.

Pursuant to the terms of the Crowd SAFEs, the securities will convert in the following circumstances:

Conversion
Upon each future equity financing of greater than $5,000,000.00 (an "***Equity Financing***"), the Crowd SAFEs are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Crowd SAFEs in any future financing.

Conversion Upon the First Equity Financing
If the Company elects to convert the Crowd SAFEs upon the first Equity Financing following the issuance of the Crowd SAFEs, holders will receive the number of CF Shadow Series Securities equal to:

(a) if the valuation of the Company immediately prior to such Equity Financing is less than or equal to $8,000,000.00, the quotient obtained by dividing the amount the Crowd SAFE holder paid for the Securities (the "*Purchase Amount*") by the lowest price per share of the Crowd SAFEs sold in such Equity Financing;

OR

(b) if the valuation of the Company immediately prior to such Equity Financing is greater than $8,000,000.00, the quotient obtained by dividing the Purchase Amount by the Safe Price (see below).

The applicable denominator that is used above (either the lowest price per share of Securities sold in such Equity Financing or the Safe Price) shall be deemed the "*First Financing Price*" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Crowd SAFEs upon the first Equity Financing following the issuance of the Crowd SAFEs.

The "*Safe Price*" is equal to $8,000,000.00 divided by the "*Fully Diluted Capitalization*," which is the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Crowd SAFEs then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity inventive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Crowd SAFEs (collectively, "*Safes*"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

Conversion After the First Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Crowd SAFE holder will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing
In the case of an initial public offering of the Company ("*IPO*") or Change of Control (see below) (either of these events, a "*Liquidity Event*") of the Company prior to any Equity Financing, the Crowd SAFE holder will receive, at the option of the Crowd SAFE holder, either (a) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (b) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient resulting from dividing (x) the Company's current valuation immediately prior to the closing of the Liquidity Event by (y) the Fully Diluted Capitalization immediately prior to the closing of the Liquidity Event.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Crowd SAFE holder immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Crowd SAFE holders and holders of other Safes (collectively, the "*Cash-Out Investors*") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"*Change of Control*" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Crowd SAFE holder will receive, at the option of the holder, either (i) a cash payment equal to the Purchase Amount or (ii) a number of shares

of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Right of Repurchase

The Company, at its sole discretion, may announce and implement a repurchase of the Crowd SAFEs for the greater of (i) the Purchase Amount paid by the holder, plus a premium of 25% of that Purchase Amount or (ii) the fair market value of the Crowd SAFEs as determined by an independent third party.

Dissolution

If there is a Dissolution Event (see below) before the Crowd SAFEs terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Crowd SAFE holders, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Crowd SAFEs terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Crowd SAFEs) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the holder pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the holder pursuant to a Liquidity Event or a Dissolution Event.

Restrictions on Transfer

Any Crowd SAFEs sold pursuant to Regulation CF being offered may not be transferred by any holder of such Crowd SAFE during the one-year holding period beginning when the Crowd SAFEs were issued, unless such Crowd SAFEs are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the holder or the equivalent, to a trust controlled by the holder to a trust created for the benefit of a member of the family of the holder or the equivalent, or in connection with the death or divorce of the holder or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Crowd SAFEs, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Crowd SAFEs or any securities into which they are convertible, such transferring holder must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Furthermore, upon the event of an IPO, the capital stock into which the Crowd SAFEs are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company has the right to repurchase the Crowd SAFEs.
- The Crowd SAFEs do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Crowd SAFEs, because the amount of capital stock to be issued is based on the occurrence of future events.

Series Seed-3 Preferred Stock

On January 3, 2019, in reliance on the Section 4(a)(2) or Regulation D, Rule 506(b) exemption from registration under the Securities Act, the Company issued 3,044,239 shares of Series Seed-3 Preferred Stock at a per share price $0.3912 for the aggregate proceeds of $1,190,906.32. The proceeds from this offering were used for Nailbot hardware and software development, design for manufacturing engineering resources, tooling, and beta material and production.

Series Seed 4 Preferred Stock

Between February and November 2018, in reliance on the Section 4(a)(2) or Regulation D, Rule 506(b), the Company issued seven Simple Agreement for Future Equity (the "*SAFEs*") for the aggregate proceeds of $346,000.00. On December 21, 2019, the SAFEs converted at a price per share of $0.34773, resulting in the issuance of 995,019 shares of Series Seed-4 Preferred Stock SAFE holders. As of the date of this Form C-AR, all SAFEs have been converted and none remain outstanding.

Debt

The Company does not have any debt outstanding.

Ownership

The Company is broadly held amongst more than twenty-five shareholders, including Herpreet Singh Walia, Halogen Ventures L.P. and SOSV III LP.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Herpreet Singh Walia	54.59%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following goals/milestones: Nailbot Product Development and Deployment, Mobile Platform Development and Deployment, Customer Acquisition and User Engagement, and Shipping Beta & Pre-Production Nailbot units to early crowdfunding backers and waitlist subscribers.

The Company incurred total expenses of $656,774.25 and $428,187.04 for the years ended December 31, 2018 and 2017, respectively. In 2017, the Company generated $450,796.03 in net losses, and in 2018, the Company did not generate any revenue, resulting in a net loss of $657,573.22.

General & Administrative

The Company expenses the cost of general & administrative expenses as incurred and aggregated $160,837.29 and $94,783.53 for the years ended December 31, 2018 and 2017, respectively.

Sales & Marketing

The Company expenses the cost of sales & marketing as incurred and aggregated $22,085.68 and $28,405.12 for the years ended December 31, 2018 and 2017, respectively.

Liquidity and Capital Resources

On April 6, 2018, the Company conducted an offering pursuant to Regulation Crowdfunding and raised $40,196.16. Subsequently, on January 3, 2019, in reliance on the Section 4(a)(2) or Regulation D, Rule 506(b) exemption from registration under the Securities Act, the Company raised $1,190,906.32.

The Company's average monthly burn rate amounts to $150,000.00 per month.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future: Company is working directly with firms specializing in the production and manufacturing of inkjet printing hardware applications. These engagements require capital expenditures for time and materials-based engineering and design for manufacturing services. The company intends to purchase components to hold inventory for final product and subassemblies and make significant tooling equipment expenditures for high volume manufacturing.

The Company solicited early product crowdfunding campaigns in 2016. The Company has committed to shipping early beta Nailbot units to Indiegogo backers and pre-production Nailbot units to Kickstarter backers.

Material Changes and Other Information; Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Related Person/Entity	Amita Walia-Fazio
Relationship to the Company	Sister of Herpreet Singh Walia (Company CEO). Series Seed 2 Investor.
Total amount of money involved	$5,865.48
Benefits or compensation received by related person	Equity in Series Seed 2 Securities Offering
Benefits or compensation received by Company	Cash Investment of $5,000.00 on Convertible Note Dated 12/20/2014 which converted (principal + interest) into preferred securities in the Series Seed 2 financing.
Description of the transaction	The following family members of Herpreet Singh Walia participated in the Series Seed 2 financing of the Company. Related persons included Amita Walia-Fazio

Related Person/Entity	Matthew C. Levin
Relationship to the Company	Brother in Law to Herpreet Singh Walia (Company CEO)
Total amount of money involved	$5,000.87
Benefits or compensation received by related person	Equity in Series Seed 2 Securities Offering
Benefits or compensation received by Company	Cash Investment
Description of the transaction	The following family members of Herpreet Singh Walia participated in the Series Seed 2 financing of the Company. Related persons included Matthew Levin.

Related Person/Entity	Deneese Walia Levin
Relationship to the Company	Sister of Herpreet Singh Walia (Company CEO). Series Seed 2 Investor.
Total amount of money involved	$22,928.49
Benefits or compensation received by related person	Equity in Series Seed 2 Securities Offering
Benefits or compensation received by Company	Cash Investment totaling a principal of $20,000.00 with interest of $2,928.49 on Convertible Note dated 6/4/2013 and Convertible Note dated 12/20/2014 which converted into preferred securities in the Series Seed 2 financing.
Description of the transaction	The following family members of Herpreet Singh Walia participated in the Series Seed 2 financing of the Company. Related persons included Deneese Walia Levin

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company's offering of securities that closed on April 6, 2018 was the Company's first exempt offering of securities under Regulation Crowdfunding. The Company has not failed to Comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I, Herpreet Walia, certify that the financial statements of Preemadonna Inc. included in this Form are true complete in all material respects.

/s/Herpreet Walia
(Signature)

Herpreet Walia
(Name)

CEO, President, and Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Herpreet Walia
(Signature)

Herpreet Walia
(Name)

CEO, President, and Director
(Title)

April 29, 2019
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Jesse Draper
(Signature)

Jesse Draper
(Name)

Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Jesse Draper
(Signature)

Jesse Draper
(Name)

Director
(Title)

April 29, 2019
(Date)

EXHIBIT A
Financial Statements

Preemadonna Inc.

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash	
Deposit Account - 4051 (4051)	1,186,699.69
PayPal	0.00
Wells Fargo - Savings	0.00
x7336 Wells Fargo - Checking	2,602.68
Total Cash	**1,189,302.37**
Total Bank Accounts	**$1,189,302.37**
Other Current Assets	
Uncategorized Asset	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$1,189,302.37**
TOTAL ASSETS	**$1,189,302.37**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	27,661.84
Total Accounts Payable	**$27,661.84**
Total Current Liabilities	**$27,661.84**
Long-Term Liabilities	
Long Term Liabilities	
Notes Payable - Convertible 1	0.00
Notes - Convertible 1	0.00
Total Notes Payable - Convertible 1	**0.00**
Notes Payable - Convertible 2	25,000.00
Notes - Convertible 2	0.00
Total Notes Payable - Convertible 2	**25,000.00**
Shareholder Loans	0.00
Shareholder Loan Interest	0.00
Total Shareholder Loans	**0.00**
Total Long Term Liabilities	**25,000.00**
Total Long-Term Liabilities	**$25,000.00**
Total Liabilities	**$52,661.84**
Equity	
Additional Paid in Capital	8,125.95
Common Stock	1,000.00
CrowdSafe	40,196.16
Retained Earnings	-968,315.47

	TOTAL
SAFE	0.00
Series Seed	
Equity Issuance Costs	-34,038.15
Series Seed 1	100,000.00
Series Seed 2	1,096,433.22
Series Seed 3	1,204,812.04
Series Seed 4	346,000.00
Total Series Seed	**2,713,207.11**
Net Income	-657,573.22
Total Equity	**$1,136,640.53**
TOTAL LIABILITIES AND EQUITY	**$1,189,302.37**

Preemadonna Inc.

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
Total Income	
Cost of Goods Sold	
Cost of Goods Sold	
Supplies & Materials - COGS	373.97
Total Cost of Goods Sold	**373.97**
Total Cost of Goods Sold	**$373.97**
GROSS PROFIT	**$ -373.97**
Expenses	
General & Administrative	5,119.99
Facilities	
Rent or Lease	21,663.57
Utilities	99.69
Total Facilities	**21,763.26**
Operating & Office	343.26
Bank Charges	1,129.71
Dues & Subscriptions	2,125.41
Insurance	2,271.70
Office Expenses	1,471.15
Postage & Delivery Expense	97.14
Reimbursements	43,199.90
Supplies	178.74
Taxes & Licenses	800.00
Website Hosting Expenses	19,608.85
Total Operating & Office	**71,225.86**
Professional Fees	
Accounting & Tax	2,510.00
Contractors	13,855.00
Total Professional Fees	**16,365.00**
Travel & Entertainment	
Meals and Entertainment	4,559.43
Parking	751.71
Travel	40,928.31
Travel Meals	123.73
Total Travel & Entertainment	**46,363.18**
Total General & Administrative	**160,837.29**
Research & Development	
Job Materials	3,302.08
Product Development	203,518.00
Professional Fees	5,000.00
Consultants	198,231.54
Patent Legal Fees	62,800.00

	TOTAL
Total Professional Fees	266,031.54
Purchases	999.66
Total Research & Development	473,851.28
Sales & Marketing	9,300.00
Marketing	6,309.42
Marketing Research	2,476.26
Public Relations	4,000.00
Total Sales & Marketing	22,085.68
Total Expenses	**$656,774.25**
NET OPERATING INCOME	**$ -657,148.22**
Other Expenses	
Federal & State Taxes	425.00
Total Other Expenses	**$425.00**
NET OTHER INCOME	**$ -425.00**
NET INCOME	**$ -657,573.22**

Preemadonna Inc.

STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-657,573.22
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	27,661.84
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**27,661.84**
Net cash provided by operating activities	**$ -629,911.38**
FINANCING ACTIVITIES	
Long Term Liabilities:Notes Payable - Convertible 2	25,000.00
Long Term Liabilities:Shareholder Loans	-65,000.00
Additional Paid in Capital	-41,733.42
CrowdSafe	40,196.16
SAFE	0.00
Series Seed:Equity Issuance Costs	-20,628.03
Series Seed:Series Seed 2	-5,000.10
Series Seed:Series Seed 3	1,204,812.04
Series Seed:Series Seed 4	346,000.00
Net cash provided by financing activities	**$1,483,646.65**
NET CASH INCREASE FOR PERIOD	**$853,735.27**
Cash at beginning of period	335,567.10
CASH AT END OF PERIOD	**$1,189,302.37**

Preemadonna Inc.

BALANCE SHEET

As of December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash	
Deposit Account - 4051 (4051)	302,240.88
PayPal	0.00
Wells Fargo - Savings	0.00
x7336 Wells Fargo - Checking	33,326.22
Total Cash	**335,567.10**
Total Bank Accounts	**$335,567.10**
Other Current Assets	
Uncategorized Asset	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$335,567.10**
TOTAL ASSETS	**$335,567.10**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Total Current Liabilities	**$0.00**
Long-Term Liabilities	
Long Term Liabilities	
Notes Payable - Convertible 1	0.00
Notes - Convertible 1	0.00
Total Notes Payable - Convertible 1	**0.00**
Notes Payable - Convertible 2	0.00
Notes - Convertible 2	0.00
Total Notes Payable - Convertible 2	**0.00**
Shareholder Loans	65,000.00
Shareholder Loan Interest	0.00
Total Shareholder Loans	**65,000.00**
Total Long Term Liabilities	**65,000.00**
Total Long-Term Liabilities	**$65,000.00**
Total Liabilities	**$65,000.00**
Equity	
Additional Paid in Capital	49,859.37
Common Stock	1,000.00
Retained Earnings	-517,519.44
SAFE	0.00

	TOTAL
Series Seed	
Equity Issuance Costs	-13,410.12
Series Seed 1	100,000.00
Series Seed 2	1,101,433.32
Total Series Seed	**1,188,023.20**
Net Income	-450,796.03
Total Equity	**$270,567.10**
TOTAL LIABILITIES AND EQUITY	**$335,567.10**

Preemadonna Inc.

PROFIT AND LOSS
January - December 2017

	TOTAL
Income	
Revenue	
Refunds & Discounts	-2,198.66
Sales	
Platform Brand Sales	32,451.37
Total Sales	**32,451.37**
Total Revenue	**30,252.71**
Total Income	**$30,252.71**
Cost of Goods Sold	
Cost of Goods Sold	
Supplies & Materials - COGS	761.93
Total Cost of Goods Sold	**761.93**
Total Cost of Goods Sold	**$761.93**
GROSS PROFIT	**$29,490.78**
Expenses	
General & Administrative	
Facilities	
Rent or Lease	5,554.45
Utilities	2,676.57
Total Facilities	**8,231.02**
Operating & Office	
Bank Charges	681.11
Dues & Subscriptions	3,458.27
Insurance	681.00
Office Expenses	1,262.38
Postage & Delivery Expense	1,307.38
Reimbursements	13,299.94
Taxes & Licenses	25.00
Website Hosting Expenses	13,022.61
Total Operating & Office	**33,737.69**
Professional Fees	
Accounting & Tax	3,635.00
Contractors	8,281.19
Legal Fees	7,264.66
Total Professional Fees	**19,180.85**
Travel & Entertainment	
Meals and Entertainment	6,602.57
Parking	203.73
Travel	26,827.67
Total Travel & Entertainment	**33,633.97**
Total General & Administrative	**94,783.53**
Research & Development	

	TOTAL
Job Materials	636.55
Product Development	265,628.00
Professional Fees	
Consultants	-3,953.34
Patent Legal Fees	42,687.18
Total Professional Fees	**38,733.84**
Total Research & Development	**304,998.39**
Sales & Marketing	
Marketing	27,204.49
Marketing Research	582.88
Promotional	617.75
Total Sales & Marketing	**28,405.12**
Total Expenses	**$428,187.04**
NET OPERATING INCOME	$ -398,696.26
Other Income	
Interest Earned	0.02
Total Other Income	**$0.02**
Other Expenses	
Federal & State Taxes	1,543.26
Interest Expense	50,556.53
Total Other Expenses	**$52,099.79**
NET OTHER INCOME	$ -52,099.77
NET INCOME	$ -450,796.03

Preemadonna Inc.

STATEMENT OF CASH FLOWS

January - December 2017

	TOTAL
OPERATING ACTIVITIES	
Net Income	-450,796.03
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	-27,296.37
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-27,296.37**
Net cash provided by operating activities	**$ -478,092.40**
FINANCING ACTIVITIES	
Long Term Liabilities:Notes Payable - Convertible 1	-105,000.00
Long Term Liabilities:Notes Payable - Convertible 1:Notes - Convertible 1	-11,867.68
Long Term Liabilities:Notes Payable - Convertible 2	-270,000.00
Long Term Liabilities:Notes Payable - Convertible 2:Notes - Convertible 2	-4,008.90
Long Term Liabilities:Shareholder Loans	65,000.00
Long Term Liabilities:Shareholder Loans:Shareholder Loan Interest	0.00
Additional Paid in Capital	5,993.52
SAFE	0.00
Series Seed:Equity Issuance Costs	-13,410.12
Series Seed:Series Seed 2	1,101,433.32
Net cash provided by financing activities	**$768,140.14**
NET CASH INCREASE FOR PERIOD	**$290,047.74**
Cash at beginning of period	45,519.36
CASH AT END OF PERIOD	**$335,567.10**